

Mail Stop 3030

March 16, 2010

Via U S Mail and FAX [(425) 453-2916]

Mr. Robert D. George
Vice President, Chief Financial Officer, Secretary and Treasurer
Esterline Technologies Corporation
500 108th Avenue NE
Bellevue WA 98004

> **Re:** **Esterline Technologies Corporation**
> **Form 10-K for the fiscal year ended October 30, 2009**
> **Filed on December 22, 2009**
> **File No. 001-06357**

Dear Mr. George:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief